Exhibit D

                    [FORMATION CAPITAL, LLC LETTERHEAD]

December 22, 2004

Mr. William R. Floyd
Chairman of the Board, President
And Chief Executive Officer
Beverly Enterprises, Inc.
One Thousand Beverly Way
Fort Smith, Arkansas 72919

Dear Mr. Floyd:

     Formation Capital, LLC, ("Formation") is writing to you, in your capacity as Chairman of the Board, to confirm our conversation in which we expressed our interest in acquiring the issued and outstanding shares of Beverly Enterprises, Inc. ("Beverly" or the "Company"). We would expect that you would share this letter with your Board of Directors promptly.

     Subject to the terms and conditions outlined in this letter, Formation hereby offers to pay the holders of the Company's issued and outstanding shares of common stock, par value $.01 per share (the "Common Stock"), a price of $11.50 per share in cash (the "Offer Price"). This translates into a share price premium of 30% based on the average closing price for the Company's stock over the last twenty trading days. Our Offer Price is based upon a total of approximately 122,850,103 shares of Common Stock outstanding (including an estimated 15,432,103 from the conversion of the 2.75% Convertible Subordinated Notes due 2033), 3,141,006 restricted shares and options to acquire approximately 7,400,000 shares of Common Stock at a weighted average exercise price of approximately $7.50 per share. Holders of such options would be entitled to receive an amount in cash equal to the excess of the Offer Price per share over the exercise price per share of such options.

     The Offer Price is subject to the completion of business, regulatory, legal and accounting due diligence. However, if our due diligence suggests that there is more value in the Company, we are prepared to raise the Offer Price accordingly.

     Further, as an alternative to the proposal outlined above, we would be prepared to discuss with the Board of Directors a transaction whereby we would purchase the Company's real estate assets and nursing facilities operations, leaving the Company with the ancillary businesses (consisting of the Aegis Therapies and Home Care operating segments). As we discussed, the acquisition of the ancillary businesses is not part of our core business strategy.

     We anticipate that the acquisition would be effected through a one-step merger of a new company formed by Formation with and into the Company (the "Transaction"). The Transaction would be financed with $375 million of committed equity financing and the balance in debt. The equity would be contributed by existing Formation investors, Appaloosa Management L.P., ("Appaloosa") and Franklin Mutual Advisers, LLC ("Franklin"). This group currently holds, in aggregate, approximately 4.5% of the Common Stock of Beverly.

     Based on our discussions with leading financial institutions, we expect to be able to secure the required amount of debt financing. Prior to the execution of a definitive agreement, Formation will deliver to Beverly a binding commitment letter for the debt financing with customary closing conditions.

     Formation provides equity to the senior housing and long-term care industry. Over the last three years, Formation has acquired an ownership interest in 152 facilities in 20 states. Most recently, in August 2004, Formation acquired Centennial HealthCare, adding 66 facilities to its portfolio. Currently, Formation manages assets in excess of $650 million in value.

     Appaloosa, formed in 1993, is one of the largest hedge funds in the country, with over $3.5 billion under management. Franklin is a subsidiary of Franklin Resources, Inc., the largest publicly traded mutual fund company in America. Franklin manages the Mutual Series family of public mutual funds, with over $35 billion in assets under management.

     We are prepared to immediately commence our business, regulatory, legal and accounting due diligence review of the Company, and believe that we could complete this work within 30 days after being provided or given access to the items necessary to complete our due diligence. Therefore, assuming cooperation by the Company, we believe that our due diligence could be completed and a fully financed definitive agreement could be negotiated and executed within four to six weeks.

     This proposal is being provided to you on a confidential basis and we would expect that you will not disclose this proposal to anyone other than your Board of Directors, legal and financial advisors. The terms of this letter are intended as an outline of certain material terms of the proposed Transaction, but are not binding on you, the Company or us and do not include all the material terms, conditions, covenants, representations, warranties and other provisions that will be contained in a definitive agreement and other documentation.

     We are prepared to discuss all aspects of this proposal with the Company, its Board of Directors and its advisors at their earliest convenience. If you have any questions about this proposal, please do not hesitate to call me at (770) 754-9660. We look forward to your prompt response.

     Sincerely,

     Formation Capital, LLC


     /s/ Arnold M. Whitman
     ------------------------------
     Arnold M. Whitman
     Chief Executive Officer